UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

The Nasdaq Stock Market, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

63110318

(CUSIP Number)

Magnus Billing, Esq.

OMX AB

Tullvaktsvägen 15

105 78 Stockholm, Sweden

(46) 8-405-60-00

Copies to:

Christopher E. Austin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67072V103	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OMX AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,834,919
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,834,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON CO

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Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Liberty Plaza, New York, NY 10006.

Item 2.	Identity and Background.

This Statement is being filed by OMX AB (“OMX” or the “Reporting Person”), a Swedish company. OMX is the parent company of OMX Exchanges Ltd., which operates seven Nordic and Baltic securities exchanges, and OMX Technology AB, which provides integrated technology solutions to over sixty exchange organizations in more than fifty countries. OMX also operates central securities depositories in four of the countries in which OMX operates exchanges. The address of OMX’s principal office is Tullvaktsvägen 15, 105 78 Stockholm, Sweden.

Attached as Schedule A-1 and Schedule A-2 are lists of OMX’s executive officers and directors, respectively.

During the past five years neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of its directors or executive officers has been convicted in a criminal proceeding nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amounts of Funds or Other Consideration.

As an inducement for OMX to enter into the Transaction Agreement (as defined and described in Item 4) and in consideration thereof, certain holders of voting securities of the Issuer (the “Securityholders”) entered into three Voting Agreements (as defined and described in Item 4) with OMX. Other than its decision to enter into and be bound by the Transaction Agreement, OMX did not pay any consideration in connection with the execution and delivery of the Voting Agreements.

Item 4.	Purpose of Transaction.

On May 25, 2007, OMX and the Issuer entered into a Transaction Agreement (the “Transaction Agreement”). Pursuant to the terms and subject to the conditions set forth in the Transaction Agreement, the Issuer will make a cash and stock tender offer (the “Offer”) to acquire all of OMX’s outstanding shares. The consideration offered in the Offer is equivalent to 0.502 new shares of Common Stock of the Issuer plus SEK94.3 for each OMX share. The board of directors of each of OMX and the Issuer has approved the Transaction Agreement.

On May 25, 2007, OMX entered into three Voting Agreements (the “Voting Agreements”) with the Securityholders. Approval of the Issuer’s shareholders of the issuance of the new shares of Common Stock in connection with the Offer by the required vote under applicable law and NASDAQ exchange rules is a condition to completion of the Offer. OMX’s purpose in entering into the Voting Agreements was to increase the likelihood that such condition will be satisfied.

Pursuant to its Voting Agreement, each Securityholder agreed that, with respect to certain voting securities owned by such Securityholder (the “Securities”), at any Nasdaq stockholders’ meetings or in connection with any written consent of the Nasdaq stockholders in lieu of such meeting, such

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Securityholder will: (i) vote its Securities in favor of, or consent to, the issuance of Issuer’s shares in connection with the Offer and any other matters contemplated by the Transaction Agreement to be submitted to holders of Common Stock in connection with transactions relating to the Transaction Agreement and (ii) vote its Securities against any and all actions that each Securityholder is advised by OMX would reasonably likely delay, prevent or frustrate the transactions contemplated by the Transaction Agreement or the satisfaction of any of the conditions set forth in the Offer.

Nothing in the Voting Agreements shall, directly or indirectly, operate as a restriction on the ability of a Securityholder to sell, transfer or encumber all or any part of its Securities prior to the termination of the Voting Agreements.

Each Voting Agreement will terminate upon the earlier of (i) the closing of the Offer, (ii) the termination of the Transaction Agreement, (iii) the transfer by the relevant Securityholder of all of its Securities subject to the Voting Agreement and (iv) any material amendment to the terms of the Offer or to the Transaction Agreement that is adverse to the Issuer’s securityholders and that is made without such Securityholder’s prior written consent.

Voting limitations in the Issuer's Restated Certificate of Incorporation, as amended, generally provide that any person who otherwise would be entitled to exercise voting rights in respect of more than five percent of the then outstanding shares of Common Stock will be unable to exercise voting rights in respect of any shares in excess of five percent of the then outstanding shares of Common Stock (the "Voting Limitations"), subject to approval of an exemption from that prohibition by resolution of the Issuer's board of directors. Under Section 12.5 of the Issuer's By-Laws, such a resolution providing for an exemption must be approved by the Securities and Exchange Commission. OMX has been advised that the Issuer's board of directors has adopted a resolution waiving the Voting Limitations with respect to the transactions contemplated by the Voting Agreements, up to a limit of five percent of the outstanding shares of the Issuer's stock with respect to each Voting Agreement in respect of the matters covered by such Voting Agreement. By their terms, the Voting Agreements will become effective only at such time, if any, as such resolution of the Issuer's board of directors becomes effective upon approval of such resolution by the Securities and Exchange Commission in accordance with Section 12.5 of the Issuer’s By-Laws.

In addition, the Voting Agreement by and between Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., H&F Executive Fund IV, L.P. and OMX which is included as Exhibit 99.2 to this Statement (the "H&F Voting Agreement") contains a provision that, notwithstanding anything else in the H&F Voting Agreement, to the extent that, after the date thereof, OMX would, but for the operation of such provision, be deemed to be the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 25% or more of the Issuer's then outstanding shares of Common Stock, then, immediately prior to the time OMX would otherwise be so deemed, Schedule A of the H&F Voting Agreement will be automatically amended without further action by the parties to the H&F Voting Agreement to remove the minimum number of securities subject to the H&F Voting Agreement necessary such that OMX’s beneficial ownership at all times is deemed to be below 25%.

The foregoing description of the Transaction Agreement and the Voting Agreements is qualified in its entirety by reference to the Transaction Agreement and Voting Agreements included as Exhibit 99.1 and 99.2-99.4, respectively, to this Statement.

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Item 5.	Interest in Securities of the Issuer.

(a)           The Restated Certificate of Incorporation, as amended, of the Issuer provides that (i) holders of the Issuer’s 3.75% Series A Convertible Notes due 2012 and the Issuer’s 3.75% Series B Convertible Notes due 2012 (collectively, the “Notes”) shall be entitled to vote, on an as converted basis, on all matters submitted to a vote of the stockholders of the Issuer, voting together with the holders of the Issuer’s common stock as one class, and (ii) holders of the Notes shall be deemed stockholders of the Issuer, and the Notes shall be deemed to be shares of stock, solely for purposes of any provision of the General Corporation Law of the State of Delaware or the Issuer’s Restated Certificate of Incorporation, as amended, that requires the vote of stockholders as a prerequisite to any corporate action.

The Securities subject to the Voting Agreements are 996,421 shares of the Issuer’s Common Stock and Notes convertible into 27,327,111 shares of Common Stock, which together represent approximately 19.7% of the voting rights attributable to the Issuer’s outstanding Common Stock and Notes. (This percentage was calculated on the basis of 113,309,370 shares of Common Stock outstanding as of April 12, 2007 and $445 million principal amount of outstanding Notes (convertible into 30,689,655 shares of Common Stock), in each case as set forth in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 20, 2007.) The voting rights of the Securities subject to the Voting Agreements are limited, however, as described in Item 4.

Based on the foregoing, the Reporting Person may be deemed to have beneficial ownership of 14,834,919 shares of the Issuer’s Common Stock, which represents approximately 10.3% of the Issuer’s Common Stock, calculated on the basis set forth in the prior paragraph. The Reporting Person is filing this Statement solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the best of the Reporting Person’s knowledge, no person named on Schedule A-1 or A-2 beneficially owns any shares of Common Stock.

(b)           The Reporting Person may share (with the relevant Securityholder) the right to vote the 14,834,919 shares referred to in paragraph (a) above.

(c)           Except for execution of the Voting Agreements, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any person named on Schedule A-1 or A-2 has effected any transaction in the Common Stock during the period beginning 60 days prior to May 25, 2007.

(d)           The Voting Agreements do not give the Reporting Person (and the Securityholders have retained) the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or Notes that may be beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3, 4 and 5 and Exhibits 99.1 and 99.2-99.4 are incorporated herein by reference.

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Except as set forth in this Statement, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any person named on Schedule A-1 or A-2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.
99.1	Transaction Agreement, dated May 25, 2007, between OMX AB and The Nasdaq Stock Market, Inc. filed as Exhibit 10.1 to the Current Report on Form 8-K on May 31, 2007 by The Nasdaq Stock Market, Inc. and herein incorporated by reference.
99.2	Securityholder Voting Agreement, dated May 25, 2007, by and between Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., H&F Executive Fund IV, L.P. and OMX AB.
99.3	Securityholder Voting Agreement, dated May 25, 2007, by and between Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.P. and OMX AB.
99.4	Securityholder Voting Agreement, dated May 25, 2007, by and between Robert Greifeld and OMX AB.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2007

OMX AB

By:	/s/ Magnus Billing

Name: Magnus Billing

Title:

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SCHEDULE A-1

EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person Tullvaktsvägen 15, 105 78 Stockholm, Sweden.

Name	Business Address	Title	Citizenship
Magnus Böcker	Tullvaktsvägen 15 105 78 Stockholm Sweden Stockholm, Sweden.	President and CEO	Sweden
Hans-Ole Jochumsen	Tullvaktsvägen 15 105 78 Stockholm Sweden	President Information Services & News Market	Denmark
Jukka Ruuska	Tullvaktsvägen 15 105 78 Stockholm Sweden	President Nordic Marketplaces	Finland
Kristina Schauman	Tullvaktsvägen 15 105 78 Stockholm Sweden	Chief Financial Officer	Sweden
Markus Gerdien	Tullvaktsvägen 15 105 78 Stockholm Sweden	President Market Technology	Sweden
Bo Svefors	Tullvaktsvägen 15 105 78 Stockholm Sweden	Senior Vice President Marketing & Communications	Sweden

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SCHEDULE A-2

DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each director of OMX. The business address of the Reporting Person Tullvaktsvägen 15, 105 78 Stockholm, Sweden.

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Name	Business Address	Title	Citizenship
Urban Bäckstrom	Tullvaktsvägen 15 105 78 Stockholm Sweden	Chairman	Sweden
Bengt Halse	Tullvaktsvägen 15 105 78 Stockholm Sweden	Board Member	Sweden
Brigitta Kantola	Tullvaktsvägen 15 105 78 Stockholm Sweden	Board Member	Finland
Hans Munk Nielsen	Tullvaktsvägen 15 105 78 Stockholm Sweden	Board Member	Denmark
Markku Pohjola	Tullvaktsvägen 15 105 78 Stockholm Sweden	Board Member	Finland
Lars Wedenborn	Tullvaktsvägen 15 105 78 Stockholm Sweden	Board Member	Sweden

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